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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-9C-3

                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 1999


   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

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                                    CONTENTS


                                                                                       Page
ITEM 1 - Organization Chart                                                             2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                 3

ITEM 3 - Associate Transactions                                                         3

ITEM 4 - Summary of Aggregate Investment                                                4

ITEM 5 - Other Investments                                                              4

ITEM 6 - Financial Statements and Exhibits                                              5


SIGNATURE                                                                               5

EXHIBIT A                                                                               6

ITEM 1 - ORGANIZATION CHART

    Name             Energy or                                                    Percentage
of Reporting        gas-related            Date of              State of           of Voting           Nature of
  Company             Company           Organization          Organization       Securities Held        Business
------------        -----------         ------------          ------------       ---------------       -----------
Columbia            Gas-related        January 7, 1998          Delaware               100%            (Non-FERC
Deep Water                                                                                             jurisdictional)
Services                                                                                               gas pipeline
Company                                                                                                development
(Deep Water)

Columbia            Gas-related        October 1, 1998          Delaware               100%            Resource
Energy
Development
Resources, Inc.
(CER)

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Liberty                                                                                       Generation
Corp. (CELC)*

Columbia            Energy-related     November 6, 1998         Delaware               100%            Electric
Electric Limited                                                                                       Generation
Holdings Corp.
(CELHC)**

Columbia            Energy-related     October 28, 1998         Delaware               100%            Retail
Energy                                                                                                 Energy
Retail Corp.                                                                                           Marketing
(CERC)

Columbia            Gas-related        October 30, 1998         Delaware               100%            Holding
Pipeline                                                                                               Company
Corp. (CPC)                                                                                            for (non-FERC
                                                                                                       jurisdictional)
                                                                                                       gas pipeline
                                                                                                       companies

Columbia            Energy-related     May 21, 1998             Delaware               100%            Co-generation
Electric                                                                                               Power Plant
Gregory
Remington
Corp. (CEGR)

CGT                 Gas-related        June 30, 1999            Delaware               100%            Holds Columbia
Trailblazer,                                                                                           Gulf's interest
L.L.C.                                                                                                 in the Trailblazer
                                                                                                       Partnership (gas
                                                                                                       pipeline
                                                                                                       development)


*  Formerly TriStar Ventures Corporation 10 (TVC-10)
** Formerly TriStar Ventures Corporation 9 (TVC-9)


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


ITEM 1 - ORGANIZATION CHART (continued)

    Name             Energy or                                                    Percentage
of Reporting        gas-related            Date of              State of           of Voting           Nature of
  Company             Company           Organization          Organization       Securities Held        Business
------------        -----------         ------------          ------------       ---------------       -----------
Columbia            Energy-related     August 11, 1999        Delaware                 100%            Co-generation
Capacity, L.L.C.                                                                                       Power Plant
(Columbia Capacity)

On July 28, 1999, CEGR issued and sold for cash to Columbia Electric Corporation
(CE) 2 shares of common stock, $1 par value, for $10,000 per share.

On August 11, 1999, CE created Columbia Capacity for the purpose of developing, owning, financing, constructing and operating a power generation project to be located in the East Central Area Reliability Council (ECAR).

On August 20, 1999, CE made an equity contribution of $5,025,000 in the form of cash to Columbia Capacity.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company       Type of       Principal                                 Person to          Collateral   Consideration
Issuing      Security       Amount of    Issue or     Cost of       Whom Security        Given with   Received for
Security      Issued        Security     Renewal      Capital        was Issued           Security    Each Security
--------     --------       ---------    --------     -------       -------------        ----------   -------------

Confidential treatment requested.


CAPITAL CONTRIBUTIONS:

  Company               Company                      Amount
Contributing           Receiving                       of
  Capital               Capital               Capital Contribution
------------           ----------             --------------------

Confidential treatment requested.



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

 Reporting             Associate
  Company               Company              Types of          Direct        Indirect                          Total
 Rendering             Receiving             Services           Costs          Costs             Cost          Amount
 Services              Services              Rendered          Charged        Charged         of Capital       Billed
----------             ---------             --------          -------       --------         ----------       ------

Confidential treatment requested.



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



Part II -- Transactions performed by associate companies on behalf of reporting companies

 Associate             Reporting
  Company               Company              Types of          Direct        Indirect                          Total
 Rendering             Receiving             Services           Costs          Costs             Cost          Amount
 Services              Services              Rendered          Charged        Charged         of Capital       Billed
 ---------             ---------             --------          -------       --------         ----------       ------

Confidential treatment requested.



ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)
   Total consolidated capitalization as of September 30, 1999               $3,934,700           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $590,205           Line 2

   Greater of $50 million or line 2                                           $590,205           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                     *

   Total current aggregate investment                                             *              Line 4

   Difference between the greater of $50 million or 15% of
   capitalization and the total aggregate investment of the
   registered holding company system (line 3 less line 4)                         *              Line 5

Investments in gas-related companies                                              *

* Confidential treatment requested.


ITEM 5 - OTHER INVESTMENTS

      Major Line                    Other                        Other
  of Energy-Related           Investment in last           Investment in this          Reason for difference in
       Business                  U-9C-3 Report               U-9C-3 Report                  Other Investment
  -----------------           ------------------           ------------------          -------------------------

Confidential treatment requested.



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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

                        Confidential treatment requested.


Exhibits:

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A


                                    SIGNATURE


             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                Columbia Energy Group
                                ---------------------
                                    (Registrant)






Date: November 23, 1999         By: /s/ M. W. O'Donnell
                                   -----------------------------
                                    M. W. O'Donnell
                                    Vice President and
                                    Senior Vice President &
                                     Chief Financial Officer


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Exhibit A

CERTIFICATE

         Columbia Energy Group's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 1999 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

         The names and addresses of each such state utility commission is:

Commonwealth of Kentucky Public Service Commission
730 Schenkel Lane
Frankfort, KY 40602

Public Service Commission of Maryland
6 St. Paul Centre
Baltimore, MD 21202

Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH 43215

Pennsylvania Public Utility Commission
901 North 7th Street Rear
Harrisburg, PA 17105-3265

Virginia State Corporation Commission
1300 East Main Street
Richmond, VA 23219



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